December 6, 2024

VIA EDGAR

Tayyaba Shafique

Tracey Houser

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Acadia Healthcare Company, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

10-K filed February 28, 2024

Form 8-K Filed February 27, 2024

File No. 001-35331

Ladies and Gentlemen:

This letter sets forth the responses of Acadia Healthcare Company, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated November 15, 2024, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023, filed on February 27, 2024 (File No. 001-35331), and Form 8-K, filed on February 27, 2024 (File No. 001-35331).

For your convenience, each of the above referenced comments of the Staff is reprinted in bold, italicized text below, followed by the Company’s responses thereto.

Tayyaba Shafique

Tracey Houser

U.S. Securities & Exchange Commission

December 6, 2024

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1.

We note your presentation of Adjusted EBITDA margin change and Adjusted EBITDA margin excluding income from provider relief fund, which appear to be non-GAAP performance measures. Please expand your disclosures to fully comply with the disclosure requirements in Item 10(e)(1)(i) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, beginning with its Annual Report on Form 10-K for the fiscal year ending December 31, 2024, it will no longer present Adjusted EBITDA margin change and Adjusted EBITDA margin excluding income from provider relief fund in its results of operations in future periodic reports. To the extent the Company discloses such metrics in other materials in the future, it will comply with Item 10(e) and Regulation G, as applicable.

11: Commitments and Contingencies, page F-21

2.

We note your disclosures for Securities Litigation and Derivative Actions. Please expand your disclosures to state the amount or range of reasonably possible loss in the aggregate, or that you are unable to reasonably estimate the amount or range. Please note that ASC 450-20-50-4 does not require the amount or range of reasonably possible loss to be estimated with precision or certainty.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is unable to reasonably estimate the amount or range of reasonably possible loss in the aggregate at this time. In response to the Staff’s comment, the Company will explicitly state in future filings, if applicable, that such estimates cannot be made with respect to the Securities Litigation and Derivative Actions until such time as the Company can reasonably estimate the extent of the loss. The Company will also provide the amount or range of reasonably possible loss, or explicitly state that such estimates cannot be made until such time as the Company can reasonably estimate the extent of the loss, with respect to other pending litigation.

Tayyaba Shafique

Tracey Houser

U.S. Securities & Exchange Commission

December 6, 2024

Form 8-K Filed February 27, 2024

Exhibit 99

3.

We note your presentation of the change in Adjusted EBITDA within the Fourth Quarter Highlights section and also your presentation of Adjusted EBITDA margin and Adjusted EBITDA margin excluding income from provider relief fund without also presenting with equal or greater prominence the change in the most comparable US GAAP measure. Please revise these presentations to comply with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, beginning with its next earnings release, which will be for the fiscal year ending December 31, 2024, it will modify the disclosure to comply with the prominence requirements of Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures as requested by the Staff. The Company advises the Staff that such disclosure will be presented similarly to the below (responsive changes italicized), and similarly to the disclosure contained in Annex A, Annex B and Annex C:

Third Quarter Highlights

•	Revenue totaled $815.6 million, an increase of 8.7% over the third quarter of 2023

•	Same facility revenue increased 8.6% compared with the third quarter of 2023, including an increase in revenue per patient day of 3.6% and an increase in patient days of 4.7%

•	Net income attributable to Acadia totaled $68.1 million, an increase of 131.3% over the third quarter of 2023, or $0.74 per diluted share

•	Adjusted income attributable to Acadia totaled $84.1 million, an increase of 0.3% over the third quarter of 2023, or $0.91 per diluted share

•	Adjusted EBITDA totaled $194.3 million, an increase of 10.5% over the third quarter of 2023

•	Profit margin increased to 8.4% compared to -29.6% for the third quarter of 2023, while same facility profit margin decreased to 18.9% compared to 19.0% for the third quarter of 2023

•	Same facility adjusted EBITDA margin increased to 29.7% compared to 29.3% for the third quarter of 2023

Tayyaba Shafique

Tracey Houser

U.S. Securities & Exchange Commission

December 6, 2024

4.

We note your presentation of a net leverage ratio using Adjusted EBITDA as the denominator without also presenting with equal or greater prominence the calculation of net leverage ratio using the most comparable US GAAP measure. Please revise this presentation to comply with the guidance in Item 10(e)(1)(i)(A) of Regulation SK and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, historically, the Company has presented its net leverage ratio in its earnings releases not because the Company views it as a performance measure, but because the Company believes the measure is material to investors’ understanding of the Company’s financial condition and liquidity. Accordingly, beginning with the Company’s next earnings release, which will be for the fiscal year ending December 31, 2024, it will no longer present net leverage ratio in its earnings releases. Instead, the Company advises the Staff that, beginning with its Annual Report on Form 10-K for the fiscal year ending December 31, 2024, the Company will present its consolidated total net leverage ratio (as defined in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024 (the “Q3 10-Q”)) in the “Liquidity and Capital Resources” section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations in its future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The Company will be providing this information in furtherance of its compliance with Item 303(b)(1) of Regulation S-K, which requires registrants to “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.”

The Company further respectfully directs the Staff’s attention to Question 102.09 of the Staff’s Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures (“Question 102.09”), in which the Staff makes clear that, notwithstanding the prohibitions set forth in Item 10(e) of Regulation S-K, if a registrant believes that (a) a credit agreement is a material agreement, (b) a covenant thereunder is a material term of the credit agreement and (c) information about such covenant is material to an investor’s understanding of the registrant’s financial condition and/or liquidity, then the registrant may in fact “be required to disclose the measure as calculated by the debt covenant as part of its MD&A.” (emphasis added) As demonstrated by the disclosure on page 27 of the Q3 10-Q, each of the foregoing conditions has been met, which compels the disclosure of the measure.

Importantly, both Regulation G and Item 10(e) of Regulation S-K specifically exclude from the definition of “non-GAAP financial measure” any measure that is “required to be disclosed by … Commission rules.” In light of the guidance reflected in Question 102.09 and the disclosure framework set forth in Item 303(b)(1) of Regulation S-K, we respectfully submit that disclosure of total consolidated net leverage ratio is a required element of the Company’s periodic reports. Accordingly, total consolidated net leverage ratio is not, by definition, a “non-

Tayyaba Shafique

Tracey Houser

U.S. Securities & Exchange Commission

December 6, 2024

GAAP financial measure”, and the Company’s future disclosure of total consolidated net leverage ratio in the “Liquidity and Capital Resources” section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations should not be subject to the general prohibitions and requirements related to non-GAAP financial measures set forth in Regulation G and Item 10(e) of Regulation S-K.

Notwithstanding the foregoing, the Company advises the Staff that it will provide enhanced disclosures relating to total consolidated net leverage ratio in future periodic reports to make clear that total consolidated net leverage ratio is being reported as calculated under the Credit Facility (as defined in the Q3 10-Q) and not pursuant to GAAP and to refer to the agreements governing the Credit Facility attached as exhibits to the Company’s periodic reports for further information related to the calculations thereof.

5.	Please tell us and expand your disclosures for the transaction, legal and other costs adjustment to your various non-GAAP performance measures to clearly explain and quantify each component.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that transaction, legal and other costs has historically represented a composite of three individual categories: (1) legal, accounting and other acquisition-related costs; (2) management transition costs; and (3) termination and restructuring costs. The Company advises the Staff that, beginning with its next earnings release, which will be for the fiscal year ending December 31, 2024, it will include disclosure explaining and quantifying each component of transaction, legal and other costs, including a conformed version of the table below, which the Company included in its Form 10-Q for the fiscal quarter ended September 30, 2024 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Legal, accounting and other acquisition-related costs	$6,041	$4,196	$15,365	$6,761
Management transition costs	1,490	3,615	3,085	14,590
Termination and restructuring costs	718	3,436	(1,263)	5,441

	$8,249	$11,247	$17,187	$26,792

* * * *

Tayyaba Shafique

Tracey Houser

U.S. Securities & Exchange Commission

December 6, 2024

Please contact Matthew Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Heather Dixon of the Company at (615) 861-6000 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

ACADIA HEALTHCARE COMPANY, INC.

/s/ Heather Dixon
Name:	Heather Dixon
Title:	Chief Financial Officer

cc:	Christopher H. Hunter, Acadia Healthcare Company, Inc.

Brian Farley, Acadia Healthcare Company, Inc.

Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Ieuan A. List, Kirkland & Ellis LLP

ANNEX A

(Responsive changes italicized)

Acadia Healthcare Company, Inc.

Operating Statistics

(Unaudited, Revenue in thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% Change	2024	2023	% Change
Same Facility Results (1)
Revenue	$802,555	$739,335	8.6%	$2,334,956	$2,148,408	8.7%
Patient Days	800,880	764,703	4.7%	2,332,369	2,260,513	3.2%
Admissions	50,368	49,397	2.0%	147,617	147,130	0.3%
Average Length of Stay (2)	15.9	15.5	2.7%	15.8	15.4	2.8%
Revenue per Patient Day	$1,002	$967	3.6%	$1,001	$950	5.3%
Profit margin (3)	18.9%	19.0%	-10 bps	19.1%	18.6%	50 bps
Adjusted EBITDA margin (3)	29.7%	29.3%	40 bps	29.3%	28.8%	50 bps
Profit margin excluding income from provider relief fund	18.9%	18.4%	50 bps	19.1%	18.4%	70 bps
Adjusted EBITDA margin excluding income from provider relief fund	29.7%	28.7%	100 bps	29.3%	28.6%	70 bps
Facility Results
Revenue	$815,634	$750,334	8.7%	$2,379,725	$2,185,938	8.9%
Patient Days	815,126	779,296	4.6%	2,375,477	2,306,109	3.0%
Admissions	51,513	50,302	2.4%	151,082	150,237	0.6%
Average Length of Stay (2)	15.8	15.5	2.1%	15.7	15.3	2.4%
Revenue per Patient Day	$1,001	$963	3.9%	$1,002	$948	5.7%
Profit margin (3)	16.7%	18.5%	-180 bps	17.6%	17.6%	0 bps
Adjusted EBITDA margin (3)	28.2%	28.7%	-50 bps	27.9%	28.0%	-10 bps
Profit margin excluding income from provider relief fund	16.7%	17.9%	-120 bps	17.6%	17.4%	20 bps
Adjusted EBITDA margin excluding income from provider relief fund	28.2%	28.1%	10 bps	27.9%	27.8%	10 bps

(1)	Same facility results for the periods presented include facilities we have operated for more than one year and exclude certain closed services.
(2)	Average length of stay is defined as patient days divided by admissions.
(3)	For each of the three and nine months ended September 30, 2023, includes income from provider relief fund of $4.4 million.

ANNEX B

(Responsive changes italicized)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(in thousands)
Net income (loss) attributable to Acadia Healthcare Company, Inc.	$68,132	$(217,710)	$222,997	$(79,396)
Net income attributable to noncontrolling interests	3,236	2,185	7,958	3,978
Provision for (benefit from) income taxes	27,199	(71,873)	72,916	(29,907)
Interest expense, net	29,924	20,742	86,297	61,651
Depreciation and amortization	37,641	33,388	110,054	96,969

EBITDA	166,132	(233,268)	500,222	53,295
Adjustments:
Equity-based compensation expense (a)	9,467	8,163	27,014	23,140
Transaction, legal and other costs (b)	8,249	11,247	17,187	26,792
Legal settlements expense (c)	—	394,181	—	394,181
Loss on impairment (d)	10,459	—	11,459	8,694

Adjusted EBITDA	$194,307	$180,323	$555,882	$506,102

Adjusted EBITDA margin	23.8%	24.0%	23.4%	23.2%
Profit margin	8.4%	(29.0)%	9.4%	(3.6)%
Income from provider relief fund	—	(4,442)	—	(4,442)

Adjusted EBITDA excluding income from provider relief fund	$194,307	$175,881	$555,882	$501,660

Net income (loss) attributable to Acadia Healthcare Company, Inc. excluding income from provider relief fund	$68,132	$(222,152)	$222,997	$(83,838)

Adjusted EBITDA margin excluding income from provider relief fund	23.8%	23.4%	23.4%	22.9%
Profit margin excluding income from provider relief fund	8.4%	(29.6)%	9.4%	(3.8)%

ANNEX C

Acadia Healthcare Company, Inc.

Reconciliation of Net Income Attributable to Acadia Healthcare Company, Inc. to Adjusted EBITDA

(Unaudited)

	Three Months Ended September 30, 2024			Three Months Ended September 30, 2023
	Same Facility	Facility	Consolidated	Same Facility	Facility	Consolidated
Net income (loss) attributable to Acadia Healthcare Company, Inc.	$151,500	$136,420	$68,132	$140,356	$138,456	$(217,710)
Net income attributable to noncontrolling interests	—	—	3,236	—	—	2,185
Provision for (benefit from) income taxes	54,923	49,523	27,199	47,401	46,774	(71,873)
Interest expense, net	207	207	29,924	190	190	20,742
Depreciation and amortization	31,948	33,482	37,641	29,024	29,633	33,388

EBITDA	238,578	219,632	166,132	216,971	215,052	(233,268)
Adjustments:
Equity-based compensation expense (a)	—	—	9,467	—	—	8,163
Transaction, legal and other costs (b)	—	—	8,249	—	—	11,247
Legal settlements expense (c)	—	—	—	—	—	394,181
Loss on impairment (d)	—	10,459	10,459	—	—	—

Adjusted EBITDA	$238,578	$230,091	$194,307	$216,971	$215,052	$180,323

Adjusted EBITDA margin	29.7%	28.2%	23.8%	29.3%	28.7%	24.0%
Profit margin	18.9%	16.7%	8.4%	19.0%	18.5%	-29.0%
Income from provider relief fund	—	—	—	(4,442)	(4,442)	(4,442)

Adjusted EBITDA excluding income from provider relief fund	$238,578	$230,091	$194,307	$212,529	$210,610	$175,881

Net income (loss) attributable to Acadia Healthcare Company, Inc. excluding income from provider relief fund	$151,500	$136,420	$68,132	$135,914	$134,014	$(222,152)

Adjusted EBITDA margin excluding income from provider relief fund	29.7%	28.2%	23.8%	28.7%	28.1%	23.4%
Profit margin excluding income from provider relief fund	18.9%	16.7%	8.4%	18.4%	17.9%	-29.6%

	Nine Months Ended September 30, 2024			Nine Months Ended September 30, 2023
	Same Facility	Facility	Consolidated	Same Facility	Facility	Consolidated
Net income (loss) attributable to Acadia Healthcare Company, Inc.	$445,884	$418,383	$222,997	$399,117	$384,786	$(79,396)
Net income attributable to noncontrolling interests	—	—	7,958	—	—	3,978
Provision for (benefit from) income taxes	146,547	137,608	72,916	135,188	130,424	(29,907)
Interest expense, net	617	617	86,297	625	626	61,651
Depreciation and amortization	91,801	96,985	110,054	84,228	86,633	96,969

EBITDA	684,849	653,593	500,222	619,158	602,469	3,295
Adjustments:
Equity-based compensation expense (a)	—	—	27,014	—	—	23,140
Transaction, legal and other costs (b)	—	—	17,187	—	—	26,792
Legal settlements expense (c)	—	—	—	—	—	394,181
Loss on impairment (d)	—	11,459	11,459	—	8,694	8,694

Adjusted EBITDA	$684,849	$665,052	$555,882	$619,158	$611,163	$506,102

Adjusted EBITDA margin	29.3%	27.9%	23.4%	28.8%	28.0%	23.2%
Profit margin	19.1%	17.6%	9.4%	18.6%	17.6%	-3.6%
Income from provider relief fund	—	—	—	(4,442)	(4,442)	(4,442)

Adjusted EBITDA excluding income from provider relief fund	$684,849	$665,052	$555,882	$614,716	$606,721	$501,660

Net income (loss) attributable to Acadia Healthcare Company, Inc. excluding income from provider relief fund	$445,884	$418,383	$222,997	$394,675	$380,344	$(83,838)

Adjusted EBITDA margin excluding income from provider relief fund	29.3%	27.9%	23.4%	28.6%	27.8%	22.9%
Profit margin excluding income from provider relief fund	19.1%	17.6%	9.4%	18.4%	17.4%	-3.8%